FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2002

                                     Rhodia
                                     ------

                 (Translation of registrant's name into English)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt

                                     France
                                     ------

                    (Address of principal executive offices)

               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---

               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes    No X
                                      ---   ---

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: (i) A press release dated October 25, 2002 announcing adjustments in the organization and membership of the Board of Directors of Rhodia, and (ii) A press release dated October 28, 2002 announcing results for the third quarter of 2002.

                                [Rhodia Logo]
                                                                   PRESS RELEASE


                 ADJUSTMENTS IN the ORGANIZATION AND MEMBERSHIP
                       OF THE BOARD OF DIRECTORS OF RHODIA



Paris, October 25, 2002 - In view of recent developments related to corporate governance, the Board of Directors of Rhodia, which convened a meeting on Friday, October 25, decided to make some adjustments in its organization and membership :

The Board of Directors will be supported by four Committees:

     o A "COMPENSATION AND SELECTION COMMITTEE," chaired by Pierre de Weck, a member of the Executive Committee of the Deutsche Bank Group.
     o A "RISK ADVISORY COMMITTEE," chaired by Hubertus Sulkowski, a Partner of the Sherman & Sterling firm.
     o    An "AUDIT COMMITTEE," chaired by Pierre Yves Nanot.
     o A "STRATEGIC COMMITTEE," chaired by Klaus Mangold, a member of the Board of Management of Daimler Chrysler AG.

Additionally, the Board of Directors of Rhodia has appointed three new members:

     o Patrick Langlois, replacing Igor Landau who resigned from his directorship at the end of the Board meeting. Patrick Langlois is Vice Chairman of the Management Board and Chief Financial Officer of Aventis.

     o Pierre Letzelter, replacing Jean-Rene Fourtou who resigned from his directorship at the end of the Board meeting. Pierre Letzelter, is Chief Executive Officer of Sephora Monde (LVMH Group) and a member of the Executive Committee of the LVMH Group.

     o Yves Rene Nanot, replacing Thierry Breton who resigned from his directorship on September 24, 2002. Yves Rene Nanot is Chairman and CEO of Ciments Francais and Chairman of the Environment Commission of the Confederation of French Industry (MEDEF).



Patrick Langlois (52) holds a PhD in Economics and a Diploma in Higher Banking Studies. He started his career as a Financial Analyst in the Louis Dreyfus Bank before joining Rhone-Poulenc in 1975 as a Management Assistant in the area of Finance and Administration. From 1981 to 1984, he was Chief Financial Officer of the Health Sector of the Rhone-Poulenc Group, and from 1984 to 1988 Financial and Administrative Director of Rhone-Poulenc Inc., USA. In 1988, he became Vice President of Financial Strategy, Mergers & Acquisitions and Tax Department of the Rhone-Poulenc Group and in 1990 he was appointed Executive Vice President and Chief Financial Officer of Rhone-Poulenc Rorer. In 1997, he became Chief Financial Officer of the Rhone-Poulenc Group, Supervisor of the Financial Services Department, Economic Control Department, Strategy & Planning Department, Tax Department, Insurance Department, Financial Communications Department as well as Data-Processing Coordination and, in 1998, he was appointed

Member of the Executive Committee of Rhone-Poulenc. From 1999 to May 2002 he was Group Executive Vice President, Chief Financial Officer of Aventis and Member of the Aventis Executive Committee. On May 14, 2002 he was appointed Vice Chairman of the Management Board and Chief Financial Officer of Aventis.

Pierre Letzelter (64) joined the LVMH Group in 1994 as Chairman and CEO of Moet & Chandon before being appointed Chairman of LVMH's Wines & Spirits Group in 1996 and Chairman of VLMH's Selective Distribution activities in 1999. He became Chief Executive Officer of the Sephora Group in September 2001. Pierre Letzelter is a member of the Executive Committee of the LVMH Group. Prior to joining LVMH, he was Chief Executive Officer of Yves Rocher and Chairman and CEO of Petit Bateau from 1981 to 1994, after holding executive positions in L'Oreal from 1965 to 1980.

Yves Rene Nanot (65), a graduate of the "Arts et Metiers" school of engineering (Paris) and holder of an MBA and PhD from the University of California at Los Angeles (UCLA), began his career with Dupont de Nemours in the United States and held various positions with the company in France and Europe between 1962 and 1983. He was Chairman of the Board of Management of Dupont de Nemours France from 1980 to 1983. Yves Rene Nanot joined the Total Group in 1983 and was Chairman of Hutchinson SA from 1983 to 1989. He was subsequently appointed Chairman and Chief Executive Officer of Total France, then President of Total Refining and Marketing and member of the Total Group Executive Committee. Yves Rene Nanot was named Chairman and Chief Executive Officer of Ciments Francais in July 1993. Yves Rene Nanot is Chairman of the Environment Commission of the Confederation of French Industry (MEDEF). He is also a member of the Board of Directors of Italcementi, Imerys, Sidel, and of Cereol.




Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, health care, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.



Contacts

Press Relations
---------------
Jean-Christophe Huertas           (telephone) +33 1 55 38 42 51
Lucia Dumas                       (telephone) +33 1 55 38 45 48

Investor Relations
------------------
Marie-Christine Aulagnon          (telephone) +33 1 55 38 43 01
Fabrizio Olivares                 (telephone) +33 1 55 38 41 26

                                [Rhodia Logo]



                                                                   PRESS RELEASE

                      RESULTS FOR THE THIRD QUARTER OF 2002
                      -------------------------------------

                    MARGIN RESILIENCE AND 4.2% ORGANIC GROWTH



Paris, October 28, 2002 - Rhodia today published its results for the third quarter of 2002. The financial highlights are as follows:


ORGANIC GROWTH OF 4.2% COMPARED WITH THE THIRD QUARTER OF 2001
o    Increased volumes in all Group Divisions


EBITDA/SALES RATIO UP 2.6 POINTS COMPARED WITH THE THIRD QUARTER OF 2001

o An EBITDA/Sales ratio of 11.5% compared to 8.9% in the third quarter of 2001 (on a recurring basis)
o Resistance compared with the first half of 2002 in a business environment marked by a weakening in the recovery noted in the second quarter of 2002
o    Improved margins in all the Group's Divisions.


NET INCOME IMPACTED BY THE ANNOUNCED DIVESTMENTS

o Receipt of 80% of the(euro)500 million generated from the divestments planned for 2002
o Excluding the impact of divestments already announced, net loss for the third quarter stands at (euro)7 million (compared to a reported loss of (euro)27 million).
o Excluding the impact of divestments already announced, net income for the first nine months of the year amounts to (euro)30 million, (compared to a reported loss of (euro)22 million), representing growth of 15% compared with the same period last year on recurrent basis.

RESULTS FOR THE THIRD QUARTER OF 2002
In millions of euros

------------------------------------------------------------------------------
    Q3 2001         Q3 2001                                         Q3 2002
    Reported       Recurring
------------------------------------------------------------------------------
     1,684           1,684      Net sales                            1,604
------------------------------------------------------------------------------
      105             150       EBITDA                                184
------------------------------------------------------------------------------
      6.3%            8.9%      EBITDA/Sales                         11.5%
------------------------------------------------------------------------------
      -44              45       Operating income                      76
------------------------------------------------------------------------------
                                Net Result (after minorities)
      -38              -2       Before amortization of goodwill*      -15
------------------------------------------------------------------------------
                                Net Result (after minorities)
      -74             - 14      After amortization of goodwill**     - 27
------------------------------------------------------------------------------
* in accordance with US accounting rules (US GAAP)
**in accordance with French accounting rules (French GAAP)



o    Organic growth of 4.2%

     For the third quarter of 2002, Rhodia generated net sales of (euro)1,604 million, representing a decline of 4.8% compared with the same period last year. On a comparable basis (constant structure and exchange rates), net sales increased by 4.2% with a price effect of - 3.1% and a volume effect of + 7.3%.

     The seasonal downturn in sales usually observed at this time of the year led to a decline in volumes during the third quarter (on a comparable basis) while prices remained stable compared with the second quarter of 2002.


o Operating margin up 2.6 points compared with the third quarter of 2001 on a recurring basis

     Compared with the third quarter of 2001, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) rose 22.7% (on a recurring basis) to reach a total of (euro)184 million. The Group benefited from an improvement in its product mix and was able to resist downward pressure on its selling prices. As a result, the EBITDA/Sales ratio, at 11.5%, is 2.6 points higher than it was at the end of the third quarter of 2001 (8.9%).

     In line with the Group's earlier forecasts, this ratio - despite strong resistance - declined by 1.3 points compared with the second quarter of this year under the combined impact of a downturn in business activities and the effect of higher raw material prices.

     The following table shows changes in the net sales figures, EBITDA and EBITDA/Sales ratio over five quarters. The last two quarters of 2001 are presented on a recurring basis:

       ---------------------------------------------------------------------
                         Q3 2001    Q4 2001    Q1 2002  Q2 2002  Q3 2002
                        recurring  recurring
       ---------------------------------------------------------------------
       Net sales          1 684      1 688      1 711    1 774    1 604
       ---------------------------------------------------------------------
       EBITDA              150        182        197      227      184
       ---------------------------------------------------------------------
       EBITDA/Sales       8.9%       10.8%      11.5%    12.8%    11.5%
       ---------------------------------------------------------------------

o    Net result impacted by the announced divestments

     For the third quarter of 2002, net result stands at a loss of (euro)27 million compared to a loss of (euro)74 million reported for the same period in 2001. Excluding the impact of capital losses on divestments, this figure would have been a loss of (euro)7 million. The divestments already announced have led to a loss in the third quarter of (euro)12 million in gross value and (euro)20 million in net value.

     For the first nine months of the year, net result stands at a loss of
     (euro)22 million compared with a loss of (euro)56 million in 2001. Excluding the impact of divestments announced in 2002, net income would have been (euro)30 million, representing a 15% increase compared with the recurring net income of the first 9 months of 2001. The divestments already announced have resulted in a loss of (euro)62 million in gross value, and
     (euro)52 million in net value, for the first 9 months of 2002.


o    Results per Division: enhanced margins in all the Group's Divisions.


-------------------------------------------------------------------------------
       In millions of euros           Q3 2001        Q3 2002       % change
                                    recurring
-------------------------------------------------------------------------------
Fine Organics
Net Sales                              268            284            +6.0%
EBITDA                                  14             25          + 78.6%
EBITDA/Sales                           5.2%           8.8%         +3.6 pts
-------------------------------------------------------------------------------
Consumer Specialties
Net Sales                               494            458           -7.3%
EBITDA                                  48             53           +10.4%
EBITDA/Sales                           9.7%           11.6%        +1.9 pts
-------------------------------------------------------------------------------
Industrial Specialties
Net Sales                               304            273          -10.2%
EBITDA                                  34             32           - 5.9%
EBITDA/Sales                           11.2%          11.7%        +0.5 pts
-------------------------------------------------------------------------------
Polyamide
Net Sales                               310            320           +3.2%
EBITDA                                  29             53           + 82.8%
EBITDA/Sales                           9.4%           16.6%        +7.2 pts
-------------------------------------------------------------------------------
Services & Specialties
Net Sales                               259            240           -7.3%
EBITDA                                  46             51           +10.9%
EBITDA/Sales                           17.8%          21.3%        +3.5 pts
-------------------------------------------------------------------------------


o    Analysis by Division for the third quarter of 2002:

     >   Fine Organics
         For the third quarter of 2002, the Division reports strong growth in volumes compared with 2001. The pace of growth during this quarter tended to be slower than during the first six months of this year.
         The business activities of the Life Science Systems enterprise - which remained stable overall - achieved good results in the pharmaceutical sector but performed less strongly in agrochemicals.

         Rhodia ChiRex enjoyed rapid growth in sales compared with 2001 but the enterprise forecasts a greater slow-down in its business activities than anticipated in 2003 owing to delays in the launch of new products in the pharmaceutical industry, which will require a restructuring of industrial activities.

         The Pharmaceutical Ingredients business achieved a satisfactory performance in paracetamol and calcium phosphate.

         The Perfumery & Specialties enterprise improved its profitability under the combined impact of enhanced volumes and selling prices.

         The Intermediates business reported extremely good business performance despite still being penalized by start-up difficulties in one of its production units. These problems have led to a charge of (euro)10 million with respect to this 3-month period.

     >   Consumer Specialties
         Despite a continuing weak level of business, mainly in the United States, the Division was successful in maintaining its earning capacity. Specialty Phosphates benefited from its restructuring actions while Phosphorus Derivatives experienced strong growth both in sales and in operating earning performance. The Division also improved its product mix in the Detergents and Cosmetics business. The Food business maintained its profits despite low volumes in the North American market.

     >   Industrial Specialties
         The Division recorded an improvement in its operating results compared with the same period in 2001. The PPMC business enjoyed enhanced volumes and an improved product mix in the paints and coatings markets. Silica Systems continued to grow its business but at a slower pace than in the second quarter in tires, while Silicones--operating in what continued to be a sluggish market particularly in the United States--resisted well due to an improved product mix.

     >   Polyamide
         The Division improved its profitability compared with the same period last year and with the first half of 2002 thanks to enhanced volumes and the restructuring actions taken at the end of 2001. Growth in volumes is particularly strong for the Polyamide Intermediates and Engineering Plastics enterprises, which are both enjoying sustained demand in the American and Asian markets. The activities of the Textile Yarns business continue to be penalized by a persistently depressed market in Europe.

     >   Services & Specialties
         The Division experienced a stable business environment overall with enhanced profitability compared with the same period in 2001 and the first six months of 2002. Acetow's operating earning capacity continued to improve; Eco Services enjoyed growth in volumes in its sulfuric acid regeneration business, helping to enhance its operating earning performance. Electronics & Catalysis marginally enhanced its profitability, reaping the initial rewards of its industrial reorganization started in 2001.


o    OUTLOOK

     For the fourth quarter of 2002, the Group anticipates, at best, stability in the business environment. Under these conditions, Rhodia should continue its organic growth at the same pace and record an EBITDA comparable to that achieved in the third quarter of this year.

     The Group confirms the expected favorable impact during the fourth quarter from enhanced cash flow management.

     Finally, the Group confirms its commitment to reducing its net financial debt from (euro)2.6 billion at the end of 2001 to around (euro)2 billion at the end of this year.



-------------------------------------------------------------------------------
This press release and a detailed presentation of 2002 third quarter results will be available on Rhodia's website at 8.30 a.m.: www.rhodia.com
                                                    --------------
-------------------------------------------------------------------------------



Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, health care, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.



Contacts

Press Relations
---------------
Jean-Christophe Huertas      (telephone) +33 1 55 38 42 51
Lucia Dumas                  (telephone) +33 1 55 38 45 48

Investor Relations
------------------
Marie-Christine Aulagnon     (telephone) +33 1 55 38 43 01
Fabrizio Olivares            (telephone) +33 1 55 38 41 26

                         CONSOLIDATED INCOME STATEMENT*
French GAAP


                                                        ------------------
                                                            9 months
                                                          2001      2002
                                                        ------------------
((euro)M)

--------------------------------------------------------------------------
Net sales                                                 5,591     5,089
--------------------------------------------------------------------------

--------------------------------------------------------------------------
EBITDA                                                     560       608
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Operating profit                                           172       270
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Equity earnings of affiliated companies  (1)                -8       -28
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Interest expenses                                          -145      -106
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Other gains and losses                                     -19       -71
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Goodwill Amortization                                      -61       -38
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Provision for income taxes                                  12       -41
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Minority interests                                          -7        -8
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Net result after minorities                                -56       -22
--------------------------------------------------------------------------


--------------------------------------------------------------------------
Earnings Per Share  (2)                                   -0.31     -0.12
--------------------------------------------------------------------------

* Unaudited accounts
(1) Net of income tax
(2) Earnings Per Share are calculated on the basis of 179,109,188 shares

                            9 MONTH RESULTS*

                                 ----------------------------------- ---------
                                              9 Months
                                       2001             2002            %
                                 ----------------------------------- ---------
((euro)M)
-------------------------------  ----------------------------------- ---------
RHODIA (consolidated)
-------------------------------  ----------------------------------- ---------
Net sales                             5,591             5,089          -9%
-------------------------------  ----------------------------------- ---------
EBITDA                                 560               608          8.6%
................................  ................................... .........
EBITDA recurring                       640               608           -5%
-------------------------------  ----------------------------------- ---------

-------------------------------  ----------------------------------- ---------
Fine Organics
-------------------------------  ----------------------------------- ---------
Net sales                              930               903          -2.9%
-------------------------------  ----------------------------------- ---------
EBITDA                                  69               95           37.7%
................................  ................................... .........
EBITDA recurring                        94               95           1.1%
-------------------------------  ----------------------------------- ---------

-------------------------------  ----------------------------------- ---------
Consumer Specialties
-------------------------------  ----------------------------------- ---------
Net sales                             1,668             1,447        -13.2%
-------------------------------  ----------------------------------- ---------
EBITDA                                 152               175          15.1%
................................  ................................... .........
EBITDA recurring                       160               175          9.4%
-------------------------------  ----------------------------------- ---------

-------------------------------  ----------------------------------- ---------
Industrial Specialties
-------------------------------  ----------------------------------- ---------
Net sales                              929               879          -5.4%
-------------------------------  ----------------------------------- ---------
EBITDA                                 100               111           11%
................................  ................................... .........
EBITDA recurring                       103               111          7.8%
-------------------------------  ----------------------------------- ---------

-------------------------------  ----------------------------------- ---------
Polyamide
-------------------------------  ----------------------------------- ---------
Net sales                             1,106             1,012         -8.5%
-------------------------------  ----------------------------------- ---------
EBITDA                                 123               152          23.6%
................................  ................................... .........
EBITDA recurring                       153               152          -0.7%
-------------------------------  ----------------------------------- ---------

-------------------------------  ----------------------------------- ---------
Services & Specialties
-------------------------------  ----------------------------------- ---------
Net sales                              777               725          -6.7%
-------------------------------  ----------------------------------- ---------
EBITDA                                 147               139          -5.4%
................................  ................................... .........
EBITDA recurring                       150               139          -7.3%
-------------------------------  ----------------------------------- ---------

-------------------------------  ----------------------------------- ---------
Others
-------------------------------  ----------------------------------- ---------
Net sales                              181               123          -32%
-------------------------------  ----------------------------------- ---------
EBITDA                                 -31               -64            -
................................  ................................... .........
EBITDA recurring                       -21               -64            -
-------------------------------  ----------------------------------- ---------
       * Unaudited accounts

                               QUARTERLY RESULTS*
                               ---------------   ------------ -------------
                                  1st Quarter    2nd Quarter   3rd Quarter
                               ---------------   ------------ ------------
                                  2001   2002    2001   2002   2001   2002
                               --------------------------------------------

((euro)M)
----------------------------   ------------------------------------------------
RHODIA (consolidated)
----------------------------   -------- ------ ------- ----- ------ ---------
Net sales                         1,979  1,711  1,928  1,774 1,684  1,604
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA                             240    197    215    227   105    184
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA recurring                   252    197    239    227   150    184
----------------------------   -------- ------ ------- ----- ------ ---------

----------------------------   ----------------------------------------------
Fine Organics
----------------------------   -------- ------ ------- ----- ------ ---------
Net sales                          334    311    329    308   268    284
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA                              39     31    33     39    -3     25
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA recurring                    39     31    40     39    14     25
----------------------------   -------- ------ ------- ----- ------ ---------

----------------------------   ----------------------------------------------
Consumer Specialties
----------------------------   -------- ------ ------- ----- ------ ---------
Net sales                          623    501    552    488   494    458
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA                              55     59    54     63    43     53
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA recurring                    56     59    57     63    48     53
----------------------------   -------- ------ ------- ----- ------ ---------

----------------------------   ----------------------------------------------
Industrial Specialties
----------------------------   -------- ------ ------- ----- ------ ---------
Net sales                          305    296    320    311   304    273
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA                              31     37    35     42    34     32
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA recurring                    31     37    37     42    34     32
----------------------------   ----------------------------------------------

----------------------------   ----------------------------------------------
Polyamide
----------------------------   ----------------------------------------------
Net sales                          408    324    388    368   310    320
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA                              59     38    48     61    16     53
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA recurring                    69     38    55     61    29     53
----------------------------   -------- ------ ------- ----- ------ ---------

----------------------------   ----------------------------------------------
Services & Specialties
----------------------------   ----------------------------------------------
Net sales                          255    234    263    252   259    240
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA                              51     41    51     47    45     51
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA recurring                    51     41    53     47    46     51
----------------------------   -------- ------ ------- ----- ------ ---------

----------------------------   ----------------------------------------------
Others
----------------------------   ----------------------------------------------
Net sales                           54     45    75     47    51     29
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA                              5      -9    -7     -25   -29    -30
----------------------------   -------- ------ ------- ----- ------ ---------
EBITDA recurring                    6      -9    -3     -25   -21    -30
----------------------------   -------- ------ ------- ----- ------ ---------
* Unaudited accounts

                                    SIGNATURE





               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: October 29, 2002                 RHODIA

                                       By: /s/ PIERRE PROT
                                           -------------------
                                       Name: Pierre PROT
                                       Title:   Chief Financial Officer